BIO-AMERICAN CAPITAL CORPORATION
                           498 ELLIS STREET, 2ND FLOOR
                   PENTICTON, BRITISH COLUMBIA, CANADA V2A 4M2



               INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF
             THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

                       NOTICE OF CHANGE IN THE COMPOSITION
                          OF THE BOARD OF DIRECTORS AND
                                CHANGE OF CONTROL

                                DECEMBER 29, 2003




     This Information Statement is being furnished to holders of record of the common stock, par value $.001 per share, of Bio-American Capital Corporation, a Nevada corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated under the Exchange Act.

     No vote or other action by our stockholders is required in response to this Information Statement. Proxies are not being solicited.


                                  INTRODUCTION

     We anticipate that, following the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our stockholders, the transactions contemplated by the stock purchase agreement discussed below under "Change of Control" will be completed. At that time:

     o Mr. Ted Kozub will have acquired 2,100,000 shares of the common stock of the company, representing 53% of the issued and outstanding shares of common stock.

     o The current members of our board of directors will have resigned and Mr. Kozub will have been appointed as the new sole director and as the president, secretary and treasurer of the company.

     Because of the change in the composition of our board of directors and the transfer of securities, there will be a change in control of our company on the date the transactions are completed.

     As of December 15, 2003, we had issued and outstanding 3,930,250 shares of common stock, our only class of voting securities that would be entitled to vote for directors at a stockholders meeting if one were to be held. Each share of common stock is entitled to one vote.

     Please read this Information Statement carefully. It describes the terms of the purchase agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the transactions under the purchase agreement.

                                CHANGE OF CONTROL

     On December 15, 2003, Mr. Ted Kozub acquired 2,100,000 shares of our common stock in a private transaction from a former shareholder of the company. As part of the agreement of purchase, the former officers and directors resigned and appointed Mr. Kozub to the positions of sole director and president, secretary and treasurer.

                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth the number of shares of common stock beneficially owned as of December 15, 2003 by (i) those persons or groups known to beneficially own more than 5% of our common stock prior to the closing of the purchase agreement, (ii) those persons or groups known to beneficially own more than 5% of our common stock on and after the closing of the purchase agreement,
(iii) each current director and each person that will become a director upon the closing of the purchase agreement, (iv) our chief executive officer and each executive officer whose compensation exceeded $100,000 in the fiscal year ended December 31, 2002, (v) all current directors and executive officers as a group and (vi) all directors and executive officers on and after the closing of the purchase agreement as a group. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act. Except as indicated below, the stockholders listed possess sole voting and investment power with respect to their shares. The business address of Mr. Leonard Viejo, 462 Stevens Avenue, 308 Solana Beach, California 92075, and the business address of Mr. Kozub is 498 Ellis Street, 2nd Floor, Penticton, British Columbia V2A 4M2.


                                                        Before Closing of Purchase           After Closing of
                                                               Agreement(1)               Purchase Agreement(2)
                                                        ---------------------------     -------------------------
                                                         Amount and                      Amount and
                                                         Nature of                       Nature of
                                                         Beneficial       Percent        Beneficial       Percent
Name and Address of Beneficial Owner                     Ownership       of Class        Ownership        of Class
------------------------------------                     ---------       --------        ---------        --------
Leonard Viejo                                             2,100,000        53.0%            -0-             --
Ted Kozub                                                   -0-             --           2,100,000         53.0%
All executive officers and directors as a group           2,100,000        53.0%         2,100,000         53.0%
   (one person prior to and one person on and
   after consummation of the stock purchase agreement)
---------------------

*        Less than 1%.

                 EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     Effective upon the completion of the transaction under the stock purchase agreement following the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our stockholders, our board of directors will be reconstituted and fixed at four directors. On that date Mr. Viejo resigned as director and Mr. Kozub was appointed as director and shall constitute the entire board of directors immediately following the closing of the transactions contemplated by the reorganization agreement. The following tables set forth information regarding our former executive officers, directors and key employees and our proposed executive officers and directors after completing the transaction under the purchase agreement. If any proposed director listed in the table below should become unavailable for any reason, which we do not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by Mr. Kozub prior to the date the new directors take office.

     Each member of our board of directors serves a term of one year or from the date of election until the end of the designated term and until the successor is elected and qualified.

Current Executive Officers, Directors and Key Employees

Name                    Age    Position
----                    ---    --------
Leonard Viejo.......    53     Sole Director, President, Secretary and Treasurer

     Leonard Viejo, director and president as of November 25, 1998, age 53, is president of ASTRUM Utility Services, LLC ("ASTRUM") (1997-present) and vice president in the investment banking firm of Kinsell, Newcomb & DeDios, Inc. ("Kinsell") (1994-present). ASTRUM develops strategic business approaches for municipal utility analysis, formation, development, implementation and operation. Mr. Viejo also leads the utility financing and acquisition practice for Kinsell. The firm has designed and marketed, as a lead and a participating underwriter, over $4 billion in financings. Prior to joining Kinsell, Mr. Viejo was a financial executive reporting to the Chairman/CEO and served on the executive council of Sempra Energy, an energy management company. Sempra Energy's revenues in 2002 were $6 billion. During his tenure in the industry, he has structured innovative and cost effective financing transactions; and successfully negotiated strategic business alliances. Prior to joining the utility profession, Mr. Viejo earned his CPA and worked as a manager with Ernst & Young. He granted with honors from the University of Pennsylvania, Wharton School of Finance and Commerce and Northwestern University, Kellogg Graduate School of Management.

Executive Officers and Directors After the Closing of the Stock Purchase

Name                  Age     Position
----                  ---     --------

Ted Kozub............  65     Sole Director, President, Treasurer and Secretary


     Ted Kozub is the president, treasurer, secretary and sole director of the company. Mr. Kozub was a tax partner with KPMG, in Canada for more than five years ending in 2003 upon his retirement. Mr. Kozub also held senior positions with Reverine Canada Taxation, and Mr. Kozub was appointed to the special task force for reform of Canadian tax law. Mr. Kozub was the president of Canadian Petroleum Tax Society, Tax Manager with Hudson's Bay Oil and Gas, located in Calgary, Alberta, and a subsidiary of Conoco.

Board of Directors' Meetings and Committees

     During the fiscal years ending December 31, 2001 and 2002, our board of directors acted by unanimous consent on several occasions. Our entire board participated in each action. We do not have standing nominating, audit or compensation committees.

Officer and Director Compensation

     Our officers and directors currently are not compensated for serving as officers or members of our board of directors.

Compliance with Section 16(a) of the Exchange Act

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our officers, directors and persons who beneficially own more than 10% of our common stock to file reports of ownership and changes in ownership with the SEC. These reporting persons are also required to furnish us with copies of all
Section 16(a) forms they file. To our knowledge, for the fiscal year ended December 31, 2002, no person who is an officer, director or beneficial owner of more than 10% of our common stock or any other person subject to Section 16 of the Exchange Act failed to file on a timely basis, reports required by Section 16(a) of the Exchange Act.

                             EXECUTIVE COMPENSATION

     We have not paid any cash compensation or other benefits to our executive officers since our inception.

Bio-American Capital Corporation
Dated:   December 29, 2003